NEWS RELEASE – August 2, 2007

OLYMPUS $25,000,000 PROSPECTUS OFFERING

– AMENDED TERMS

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Toronto, August 2, 2007– Olympus Pacific Minerals Inc. (TSX:OYM) announced today that it has filed an amended and restated final short form prospectus dated August 1, 2007 with the securities regulatory authorities in the provinces of British Columbia, Alberta and Ontario for the offering (the “Offering”) of units of the Company (“Units”) previously announced on June 27, 2007.  The Offering is being led, on a best efforts basis, by Loewen, Ondaatje, McCutcheon Limited and M Partners Inc. (collectively, the “Agents”).

The terms of the Offering have been revised. The Company is offering 38,461,538 Units at a price of $0.65 for gross proceeds of $25,000,000.  Each Unit will be comprised of one common share of the Company (a “Share”) and one-half of one common share purchase warrant (“Warrant”).  Each whole Warrant will be exercisable at $0.80 for a period of 24 months after the closing of the Offering (the “Closing”).

The Company has also granted the Agents an over-allotment option (the “Over-Allotment Option”) exercisable in whole or in part at the sole discretion of the Agents, for a period of 30 days from closing of the Offering, to purchase up to an additional 5,769,230 Shares (“Additional Shares”) at a price of $0.62 per Additional Share and up to an additional 2,884,615 Warrants (“Additional Warrants”) at a price of $0.06 per Additional Warrant, for further gross proceeds of up to $3,750,000, if exercised in full.

The Corporation will pay to the Agents a fee equal to 6% of the gross proceeds realized from the sale of Units pursuant to the offering and 6% of the gross proceeds realized from the sale of Additional Shares and Additional Warrants pursuant to the Offering.

The Agents will also be granted non-transferable options (the “Compensation Options”) to acquire Units (each an “Agents’ Unit”) equal to 6% of the number of Units issued pursuant to the Offering.  Each Compensation Option will be exercisable to acquire one Agents’ Unit at $0.65 for a period of 24 months following the closing of the Offering.  Each Agents’ Unit consists of one common share of the Company and one-half of one common share purchase warrant (“Agents’ Warrants”).  Each whole Agents’ Warrant will be exercisable to acquire one common share of the Company (a “Agents’ Warrant Share”) at a price of $0.80 per Agents’ Warrant Share for a period of 24 months after the closing of the Offering.

In respect of the Over-Allotment Option, the Agents will also be granted additional non-transferable options to acquire that number of common shares (“Agents’ Shares”), at a price of $0.62 per Agents’ Share, and Warrants, at a price of $0.06 per Warrant, as is equal to 6% of the number of Additional Shares and Additional Warrants issued upon exercise of the Over-Allotment Option.

The Closing is expected to occur on or about August 10, 2007.

The net proceeds from the Offering will be used for further exploration and feasibility studies at the Company’s Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines and for working capital and general corporate purposes.

This news release is not for distribution to United States newswire services or for dissemination in the United States.  The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold producer and explorer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

OLYMPUS PACIFIC MINERALS INC.

“David Seton”
David Seton
Executive Chairman

For further information contact:

David Seton, Executive Chairman
Jim Hamilton, Corporate Communications
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.

Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.